UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

 CENTRAL PUERTO S.A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 5, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

2

Central Puerto S.A.

Consolidated financial statements for the nine-month periods ended September 30, 2023 and 2022, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 32 BEGINNING JANUARY 1, 2023

CONSOLIDATED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023

CUIT (Argentine taxpayer identification number): 33-65030549-9.

Date of registration with the Public Registry of Commerce:

–         Of the articles of incorporation: March 13, 1992.

–         Of the last amendment to by-laws: December 29, 2022.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

AS AT SEPTEMBER 30, 2023

(stated in pesos)

	Subscribed, paid-in, issued and registered
Class of shares	Outstanding shares	Treasury shares	Total

1,514,022,256 common, book-entry shares, with face value of 1 each and entitled to one vote per share.	1,503,744,540	10,277,716	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the three and nine-month periods ended September 30, 2023

		9 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2023 to 09-30-2023	01-01-2022 to 09-30-2022	07-01-2023 to 09-30-2023	07-01-2022 to 09-30-2022
		ARS 000	ARS 000	ARS 000	ARS 000

Revenues	4	157,069,327	162,481,520	58,269,030	48,326,711
Cost of sales	Exhibit F	(106,529,848)	(82,763,888)	(38,711,002)	(26,389,500)
Gross income		50,539,479	79,717,632	19,558,028	21,937,211

Administrative and selling expenses	Exhibit H	(14,306,286)	(10,936,781)	(5,052,342)	(3,698,925)
Other operating income	5.1	93,229,132	52,060,289	39,255,941	21,485,988
Other operating expenses	5.2	(1,964,775)	(171,344)	(1,519,809)	246,291
Operating income		127,497,550	120,669,796	52,241,818	39,970,565

Loss on net monetary position		(77,169,197)	(45,031,151)	(34,832,402)	(20,387,479)
Finance income	5.3	71,524,513	34,875,409	34,629,836	22,497,918
Finance expenses	5.4	(98,284,669)	(60,796,334)	(42,944,651)	(24,624,584)
Share of the loss of associates		1,080,534	729,697	1,141,738	503,541
Income before income tax		24,648,731	50,447,417	10,236,339	17,959,961

Income tax for the period	6	(14,871,675)	(16,492,972)	(6,538,957)	(7,182,741)
Net income for the period		9,777,056	33,954,445	3,697,382	10,777,220
Total comprehensive income for the period		9,777,056	33,954,445	3,697,382	10,777,220

Attributable to:
– Equity holders of the parent		11,080,936	33,829,223	4,489,842	10,785,257
– Non-controlling interests		(1,303,880)	125,222	(792,460)	(8,037)
		9,777,056	33,954,445	3,697,382	10,777,220

Basic and diluted earnings per share (ARS)		7.36	22.48	2.99	7.17

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at September 30, 2023

		09-30-2023	12-31-2022
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	Exhibit A	394,016,021	402,065,512
Intangible assets	Exhibit B	12,843,789	15,795,311
Biological assets		37,554,858	24,985,019
Investment in associates		25,020,498	24,699,002
Inventories		7,754,550	4,445,195
Other non-financial assets	8.1	361,032	499,503
Trade and other receivables	7.1	72,948,332	85,971,262
Other financial assets	7.4	2,783,496	2,369,568
Deferred tax asset	6	1,812,214	1,697,681
		555,094,790	562,528,053
Current assets
Biological assets		2,074,757	5,989,424
Inventories		17,629,293	12,839,794
Other non-financial assets	8.1	3,290,689	1,811,850
Trade and other receivables	7.1	94,520,802	89,167,003
Other financial assets	7.4	90,484,721	84,806,480
Cash and cash equivalents		20,356,044	18,778,800
		228,356,306	213,393,351
Total assets		783,451,096	775,921,404

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		160,560,015	160,560,015
Legal reserve		26,917,468	24,983,421
Voluntary reserve		225,917,236	316,917,236
Other equity accounts		(12,405,059)	(11,802,002)
Voluntary reserve for future dividends distribution		127,436,747	-
Retained earnings		11,132,760	38,370,794
Equity attributable to holders of the parent		541,073,189	530,543,486
Non-controlling interests		4,310,562	402,255
Total equity		545,383,751	530,945,741

Non-current liabilities
Other non-financial liabilities	8.2	13,046,704	15,383,135
Other loans and borrowings	7.3	87,309,507	91,907,354
Compensation and employee benefits liabilities	8.3	2,281,945	1,514,443
Provisions		59,373	120,617
Deferred income tax liabilities	6	49,107,908	49,707,565
		151,805,437	158,633,114
Current liabilities
Trade and other payables	7.2	21,759,979	15,249,872
Other non-financial liabilities	8.2	15,090,202	17,820,492
Other loans and borrowings	7.3	36,051,270	36,945,063
Compensation and employee benefits liabilities	8.3	8,364,654	6,546,321
Income tax payable		4,642,282	9,687,116
Provisions	Exhibit E	353,521	93,685
		86,261,908	86,342,549
Total liabilities		238,067,345	244,975,663
Total equity and liabilities		783,451,096	775,921,404

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine-month period ended September 30, 2023

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Voluntary reserve for future dividends distribution	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2023	1,514,022	160,560,015	24,983,421	316,917,236	(11,802,002)	-	38,370,794	530,543,486	402,255	530,945,741

Net income (loss) for the period	-	-	-	-	-	-	11,080,936	11,080,936	(1,303,880)	9,777,056
Total comprehensive income (loss) for the period	-	-	-	-	-	-	11,080,936	11,080,936	(1,303,880)	9,777,056

Increase in legal reserve	-	-	1,934,047	-	-	-	(1,934,047)	-	-	-

Increase in voluntary reserve for future dividends distribution	-	-	-	-	-	36,436,747	(36,436,747)	-	-	-

Increase in voluntary reserve for future dividends distribution	-	-	-	(91,000,000)	-	91,000,000	-	-	-	-

Business combination (Note 2.3)	-	-	-	-	-	-	-	-	5,336,098	5,336,098

Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	-	(123,911)	(123,911)

Dividends in cash collected by a subsidiary (3)	-	-	-	-	-	-	51,824	51,824	-	51,824

Acquisition of owned shares (Note 7.3.10)	-	-	-	-	(603,057)	-	-	(603,057)	-	(603,057)
As of September 30, 2023	1,514,022	160,560,015	26,917,468	225,917,236	(12,405,059)	127,436,747	11,132,760	541,073,189	4,310,562	545,383,751

(1)	A subsidiary holds 10,277,716 common shares.
(2)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 24, 2023.
(3)	Dividend collection by the subsidiary Proener S.A.U. in relation to the dividends distribution decided by the Company’s Shareholders Meeting dated December 23, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine-month period ended September 30, 2022

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2022	1,514,022	160,560,015	24,983,421	328,683,919	(11,744,041)	(2,902,704)	501,094,632	673,178	501,767,810

Net income for the period	-	-	-	-	-	33,829,223	33,829,223	125,222	33,954,445
Total comprehensive income for the period	-	-	-	-	-	33,829,223	33,829,223	125,222	33,954,445

Decrease in voluntary reserve due to loss absorption	-	-	-	(2,902,704)	-	2,902,704	-	-	-

Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	(347,077)	(347,077)
As of September 30, 2022	1,514,022	160,560,015	24,983,421	325,781,215	(11,744,041)	33,829,223	534,923,855	451,323	535,375,178

(1)	A subsidiary holds 8,851,848 common shares.
(2)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 4, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the nine-month period ended September 30, 2023

	09-30-2023	09-30-2022
	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax	24,648,731	50,447,417

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	29,326,112	23,680,719
Amortization of intangible assets	2,951,522	6,914,280
Income from sale of property, plant and equipment and inventories	(55,897)	(15,948)
Charge (Recovery) of tax receivables	937,084	(321,221)
Interest earned from customers	(17,828,185)	(9,695,899)
Finance income	(71,524,513)	(34,875,409)
Finance expenses	98,284,669	60,796,334
Insurance recovery	-	(2,716,537)
Share of the profit of associates	(1,080,534)	(729,697)
Movements in provisions and long-term employee benefit plan expense	1,597,014	539,560
Biological assets revaluation	(17,359,214)	-
Foreign exchange difference for trade receivables	(57,628,777)	(38,999,659)
Loss on net monetary position	56,489,440	21,550,000

Working capital adjustments:
Decrease in trade and other receivables	21,825,905	11,495,603
(Increase) Decrease in other non-financial assets and inventories and biological assets	2,010,435	5,272,662
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(8,638,388)	(11,059,618)

Interest received from customers	14,746,671	8,132,687
Income tax paid	(18,358,564)	(9,148,452)
Tax interests paid	(640,461)	-
Insurance recovery collected	76,979	2,551,142
Net cash flows provided by operating activities	59,780,029	83,817,964

Investing activities
Purchase of property, plant and equipment and inventories, net	(4,997,593)	(1,831,456)
Acquisition of associates	-	(8,459)
Acquisition of owned shares	(603,057)	-
Acquisition of other financial assets, net	(625,318)	(59,176,216)
Dividends collected	771,255	297,660
Acquisition of subsidiaries, net of cash acquired	(21,825,191)	-
Net cash flows used in investing activities	(27,279,904)	(60,718,471)

Financing activities
Bank and investment accounts overdrafts (cancelled) obtained, net	(856,870)	1,621,288
Loans received	14,494,277	-
Loans paid	(27,278,273)	(13,907,357)
Corporate bonds repurchase payment	(4,223,540)	-
Interest and other financial costs paid	(10,418,440)	(9,469,039)
Dividends paid	(1,485,342)	(347,077)
Net cash flows used in financing activities	(29,768,188)	(22,102,185)

Increase in cash and cash equivalents	2,731,937	997,308
Exchange difference and other financial results	7,078,517	698,623
Monetary results effect on cash and cash equivalents	(8,233,210)	(962,263)
Cash and cash equivalents as of January 1	18,778,800	1,114,866
Cash and cash equivalents as of September 30	20,356,044	1,848,534

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the nine-month period ended September 30, 2023

1. Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BYMA ("Argentine Stock Exchanges and Markets"), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

–

Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,747 MW.

–	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam generating capacity of 125 tons per hour.

–	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–

The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

–	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

–	The thermal cogeneration plant Terminal 6 - San Lorenzo, located in Puerto General San Martín, Santa Fe Province, with an installed power of 391 MW and 340 tn/h of steam production.

–

Equity interest of 75.69% in Central Costanera S.A. This company operates a thermal generation plant located in the city of Buenos Aires, which is made by six turbo-steam units with an installed power capacity of 1,131 MW and two combined cycle plants with an installed power capacity of 1,121 MW (see Note 11.1).

Through CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources. In this regard, as of September 30, 2023, the Group has a total installed capacity of 373.8 MW of commercially-authorized power from sources of renewable energy, which is distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW and (vii) wind farm Manque 57 MW.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group. On July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Finally, through Proener S.A.U., a company fully controlled by CPSA, the Group is engaged in the forest activity since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A. and Loma Alta Forestal S.A.; such companies own forestry assets which consist of 72,000 hectares approximately in Entre Ríos and Corrientes provinces, in which 43,000 hectares approximately are planted with eucalyptus and pine tree, and b) Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.; such companies own forest assets that are made of approximately 88,063 hectares in Corrientes province, from which 26,000 are planted with pine tree (over a total 36,000 hectares plantable area). See Note 11.2.

The issuance of Group’s condensed consolidated financial statements of the nine-month period ended September 30, 2023 was approved by the Company’s Board of Directors on November 10, 2023.

1.1. Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market. Currently, the Term market has CAMMESA as sole seller, in accordance with Section 9 of SE Resolution No. 95/2013.

After the Argentine economic crisis in 2001 and 2002 and the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided by the Secretariat of Energy lead to a permanent deficit in CAMMESA accounts, which faced difficulties to pay the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit.

Secretariat of Energy Resolution No. 59/2023

On February 7, 2023, Resolution No. 59/2023 (“Resolution 59”) was published in the Official Gazette whereby generators with combined cycle units are authorized to adhere to the Power Availability and Efficiency Improvement Agreement (the "Agreement") so as to foster the necessary investments for major and minor maintenance of the equipments.

Through this agreement, adhering generators commit to reach, at least, 85% of monthly average power availability in exchange of a new power and energy price formed, in part, by amounts denominated in US dollars. In the case of power, a 2,000 USD/MW-month, plus the amount in ARS corresponding to the 85% and 65% of the power value established by Resolution 826 is set for the spring/autumn and summer/winter periods, respectively. Additionally, the price for generated energy is set at 3.5 USD/MWh in case of using gas, and at 6.1 USD/MWh in case of alternative fuel (gasoil) use.

On April 25, 2023, CAMMESA accepted the subscription to the Agreement of all the Group's combined cycle units, except for the unit so-called Buenos Aires that belongs to Central Costanera S.A. Hence, an increase in the remuneration of these units for their sales to the spot market occurred from the transactions since March 2023.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Regarding Buenos Aires combined cycle, on July 28, 2023 CAMMESA agreed to the Agreement subscription by Central Costanera S.A. (valid as from July transactions), once the Secretariat of Energy successfully ordered CAMMESA the following regarding the mentioned thermal unit: a) conversion to mono-fuel, i.e. operation just with natural gas, eliminating the possibility of operation with gas oil; and b) the adequation of the installed capacity to the real technical possibility of energy generation by the combined cycle. During the month of October 2023, the corrective maintenance tasks of this unit were concluded, therefore, the increases in the remuneration of this unit were applied as from the transactions of October 2023.

Secretariat of Energy Resolution No. 574/2023

On July 11, 2023, Resolution N. 574/2023 was published, which extended for 60 days (with the possibility of being extended for 60 days more) the termination date for the Concession Agreement of the Hydroelectric Power Station Piedra del Águila, among other Argentine Hydroelectric Power Stations, whose concession term ends during 2023. This way, the Company extended the useful life of generators and auxiliary equipment of Piedra del Águila hydroelectric power station so that they depreciate up to the new termination date of the concession agreement of Piedra del Águila hydroelectric power station.

Energy Secretariat Resolution No. 750/2023

On September 6, 2023, the Energy Secretariat Resolution No. 750/2023 (“Resolution 750”) was published in the Official Gazette. Resolution 750 updated the amounts of remuneration for power and energy for the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 826 were replaced and a 23% increase as from September 1, 2023 was established.

Energy Secretariat Resolution No. 869/2023

On October 30, 2023, the Energy Secretariat Resolution No. 869/2023 (“Resolution 869”) was published in the Official Gazette. Resolution 869 updated the amounts of remuneration for power and energy of the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 750 were replaced and a 28% increase as from November 1, 2023 was established.

2. Basis of preparation of the consolidated financial statements

2.1. Applied professional accounting standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

2.2. Basis of presentation and consolidation

These condensed consolidated financial statements for the nine-month period ended September 30, 2023 were prepared applying the financial information framework prescribed by CNV as mentioned in Note 2.1.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in Notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2022.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2022 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The Group’s condensed consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1. Measuring unit

The condensed consolidated financial statements as at September 30, 2023, including the figures for the previous period were restated to consider the changes in the general purchasing power of the functional currency of the Group (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

The effects caused by the application of IAS 29 are detailed in Note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2022.

The inflation was 103.15% and 66.07% in the nine-month periods ended September 30, 2023 and 2022, respectively.

2.3. Business combinations

Business combinations are accounted using the acquisition method when the Group takes effective control of the acquired company.

The Group will recognize in its financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and, if any, goodwill according to IFRS 3.

The acquisition cost is measured as the aggregate of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. The Group will measure the noncontrolling interest in the acquiree at fair value or at the proportional interest in the identifiable net assets of the acquiree.

If the business combination is made in stages, the Group will measure again its previous holding at fair value at the acquisition date and will recognize income or loss in the consolidated statement of comprehensive income.

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of comprehensive income. If the fair value of the net assets acquired is higher than the consideration paid, the Group reassesses whether it has properly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of comprehensive income.

As described in Notes 11.1 and 11.2, dated February 17, 2023 and May 3, 2023, the Group acquired 75.68% of the Company Central Costanera S.A., as well as an additional 0.0093% of such Company in a subsequent public acquisition offering, and 100% of the companies Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A., respectively.

Regarding the described acquisitions, the Company is finishing to gather the necessary information to complete the identifiable assets and assumed liabilities identification and valuation process under the time- window set forth by IFRS 3. The Company will base such process on independent assessments to be made by specialists.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

2.4. Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2022, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

–	What is meant by a right to defer settlement.

–	That a right to defer must exist at the end of the reporting period.

–	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

–	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments did not have a significant impact on the Group´s consolidated financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

The amendments did not have a significant impact on the Group´s consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group has revisited their accounting policy information disclosures to ensure consistency with the amended requirements. These amendments did not have a significant impact on the Group´s consolidated financial statements.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

3. Operating segments

The following provides summarized information about the net income from continuing operations of the operating segments for the nine-month periods ended September 30, 2023 and 2022:

As of September 30, 2023	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport, Commercialization and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	121,148,119	25,499,239	78,506,507	6,917,198	2,525,757	(77,527,493)	157,069,327
Cost of sales	(90,487,754)	(9,011,281)	(67,458,934)	(4,218,170)	(2,318,718)	66,965,009	(106,529,848)
Administrative and selling expenses	(12,649,277)	(945,457)	(14,624,847)	(711,552)	-	14,624,847	(14,306,286)
Other operating income	72,475,974	2,560,201	2,422,564	18,110,468	82,489	(2,422,564)	93,229,132
Other operating expenses	(1,764,834)	(132,808)	(380,841)	(66,979)	(154)	380,841	(1,964,775)
Operating income	88,722,228	17,969,894	(1,535,551)	20,030,965	289,374	2,020,640	127,497,550

Other (expenses) income	(91,373,540)	(5,679,913)	1,304,283	(21,811,410)	233,615	(393,529)	(117,720,494)

Net (loss) income for the segment	(2,651,312)	12,289,981	(231,268)	(1,780,445)	522,989	1,627,111	9,777,056
Share in the net (loss) income for the segment	(2,651,312)	12,289,981	1,370,998	(1,780,445)	547,834	-	9,777,056

As of September 30, 2022	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport, Commercialization and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	130,885,336	27,549,022	91,478,751	-	2,912,464	(90,344,053)	162,481,520
Cost of sales	(70,035,957)	(9,880,041)	(71,981,986)	-	(2,170,470)	71,304,566	(82,763,888)
Administrative and selling expenses	(10,114,931)	(821,850)	(15,024,687)	-	-	15,024,687	(10,936,781)
Other operating income	49,274,708	2,716,749	1,984,714	-	68,832	(1,984,714)	52,060,289
Other operating expenses	(218,864)	47,880	(719,756)	-	(360)	719,756	(171,344)
Operating income	99,790,292	19,611,760	5,737,036	-	810,466	(5,279,758)	120,669,796

Other (expenses) income	(86,457,985)	(311,759)	(7,856,179)	-	(515,255)	8,425,827	(86,715,351)

Net income (loss) for the segment	13,332,307	19,300,001	(2,119,143)	-	295,211	3,146,069	33,954,445
Share in the net income (loss) for the segment	13,332,307	19,300,001	1,019,267	-	302,870	-	33,954,445

(1)	Includes information from associates.
(2)	Includes income (expenses) related to resale of gas transport and distribution capacity.

4. Revenues

	9 months		3 months
	01-01-2023 to 09-30-2023	01-01-2022 to 09-30-2022	07-01-2023 to 09-30-2023	07-01-2022 to 09-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Spot market revenues	76,087,546	60,222,406	29,188,099	17,802,380
Sales under contracts	62,935,456	89,858,555	22,259,297	26,792,545
Steam sales	7,624,356	8,353,396	2,962,980	2,320,966
Forest activity revenues	6,917,198	-	2,865,515	-
Resale of gas transport and distribution capacity	979,014	1,134,699	305,718	524,169
Revenues from CVO thermal plant management	2,525,757	2,912,464	687,421	886,651
	157,069,327	162,481,520	58,269,030	48,326,711

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

5. Other income and expenses

5.1. Other operating income

	9 months				3 months
	01-01-2023 to 09-30-2023		01-01-2022 to 09-30-2022		07-01-2023 to 09-30-2023		07-01-2022 to 09-30-2022
	ARS 000		ARS 000		ARS 000		ARS 000

Interest earned from customers	17,828,185	(1)	9,695,899	(1)	8,052,386	(3)	4,944,768	(3)
Foreign exchange difference, net	57,628,777	(2)	38,999,659	(2)	25,483,699	(4)	16,141,129	(4)
Biological assets revaluation	17,359,214		-		5,478,709		-
Insurance recovery	-		2,716,537		-		246,649
Net recovery related to the allowance for doubtful accounts and other receivables (Exhibit E)	6,728		2,374		6,728		2,374
Recovery related to discount tax credits	-		321,221		-		66,888
Income from sale of property, plant and equipment	55,897		-		(94,728)		-
Others	350,331		324,599		329,147		84,180
	93,229,132		52,060,289		39,255,941		21,485,988

(1)	Includes 5,758,344 and 4,747,897 related to CVO receivables for the nine-month periods ended September 30, 2023 and 2022, respectively.
(2)	Includes 54,904,455 and 34,938,916 related to CVO receivables for the nine-month periods ended September 30, 2023 and 2022, respectively.
(3)	Includes 2,258,295 and 1,766,898 related to CVO receivables for the three-month periods ended September 30, 2023 and 2022, respectively.
(4)	Includes 24,741,685 and 14,748,671 related to CVO receivables for the three-month periods ended September 30, 2023 and 2022, respectively.

5.2. Other operating expenses

	9 months		3 months
	01-01-2023 to 09-30-2023	01-01-2022 to 09-30-2022	07-01-2023 to 09-30-2023	07-01-2022 to 09-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Net charge related to the provision for lawsuits and claims (Exhibit E)	(33,263)	(38,056)	(29,669)	(30,226)
Net charge related to the allowance for doubtful accounts and other receivables (Exhibit E)	-	-	(11,522)	1,199
Tax interests	(957,807)	-	(542,505)	-
Net charge related to discount tax credits	(937,084)	-	(922,448)	-
Impairment of material and spare parts (Exhibit E)	-	-	-	307,651
Others	(36,621)	(133,288)	(13,665)	(32,333)
	(1,964,775)	(171,344)	(1,519,809)	246,291

5.3. Finance income

	9 months		3 months
	01-01-2023 to 09-30-2023	01-01-2022 to 09-30-2022	07-01-2023 to 09-30-2023	07-01-2022 to 09-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned	3,525,381	442,426	2,183,761	271,306
Net income on financial assets at fair value through profit or loss (1)	65,898,659	29,750,395	31,142,755	20,546,156
Interest rate swap income	2,100,473	4,682,588	1,303,320	1,680,456
	71,524,513	34,875,409	34,629,836	22,497,918

(1) Net of 294,654 and 144,909 81,017 corresponding to turnover tax for the nine-month period ended September 30, 2023 and 2022 and, 118,539 and 36,457 for the three-month period ended September 30, 2023 and 2022.

5.4. Finance expenses

	9 months		3 months
	01-01-2023 to 09-30-2023	01-01-2022 to 09-30-2022	07-01-2023 to 09-30-2023	07-01-2022 to 09-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Interest on loans	(11,891,792)	(9,423,170)	(3,605,055)	(3,215,442)
Foreign exchange differences	(85,016,621)	(50,209,631)	(39,042,711)	(21,020,870)
Bank commissions for loans and others	(1,350,033)	(1,163,509)	(563,545)	(388,248)
Others	(26,223)	(24)	266,660	(24)
	(98,284,669)	(60,796,334)	(42,944,651)	(24,624,584)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

6. Income tax

The major components of income tax during the nine-month periods ended September 30, 2023 and 2022, are the following:

Consolidated statements of income and comprehensive income

	9 months		3 months
	01-01-2023 to 09-30-2023	01-01-2022 to 09-30-2022	07-01-2023 to 09-30-2023	07-01-2022 to 09-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000
Current income tax

Income tax charge for the period	(17,002,399)	(25,263,661)	(5,360,831)	(9,341,628)
Adjustment related to current income tax for the prior year	(352,800)	619,344	-	-

Deferred income tax

Related to the net variation in temporary differences	2,483,524	8,151,345	(1,178,126)	2,158,887
Income tax	(14,871,675)	(16,492,972)	(6,538,957)	(7,182,741)

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the nine-month periods ended September 30, 2023 and 2022, is as follows:

	9 months		3 months
	01-01-2023 to 09-30-2023	01-01-2022 to 09-30-2022	07-01-2023 to 09-30-2023	07-01-2022 to 09-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Income before income tax	24,648,731	50,447,417	10,236,339	17,959,961

At statutory income tax rate (see Note 12)	(8,627,056)	(17,656,596)	(3,582,720)	(6,285,986)
Share of the profit of associates	526,517	(8,943)	123,162	(32,099)
Effect related to the discount of income tax payable	(663,226)	2,897,071	709,636	(770,298)
Adjustment related to current income tax for the prior year	(352,800)	619,344	-	-
Loss on net monetary position	(5,634,378)	(2,553,173)	(2,986,761)	(796,061)
Unrecognized tax-loss carryforwards	(989,488)	(2,363,057)	695,908	25,982
Others	868,756	2,572,382	(1,498,182)	675,721
Income tax for the period	(14,871,675)	(16,492,972)	(6,538,957)	(7,182,741)

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and comprehensive income
	09-30-2023	12-31-2022	09-30-2023	12-31-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	19,424	16,333	(2,557)	(13,094)
Other financial assets	(741,616)	(207,108)	(534,509)	(641,180)
Provisions and others	(4,032,488)	(1,727,034)	200,503	178,362
Employee benefit liability	730,973	714,366	72,670	(171,840)
Investments in associates	(8,951,683)	(8,388,245)	(162,194)	(296,643)
Property, plant and equipment - Material & spare parts - Intangible assets	(26,871,991)	(24,745,659)	(1,471,511)	1,596,144
Biological assets	(127,916)	-	-	-
Deferred tax income	(9,068,900)	(10,934,125)	1,865,225	3,603,345
Tax loss carry-forward	3,063,243	320,391	426,816	(672,157)
Tax inflation adjustment - Asset	55,086	246,499	(191,413)	(428,294)
Tax inflation adjustment - Liability	(1,369,826)	(3,305,302)	2,280,494	4,996,702
Deferred income tax expense			2,483,524	8,151,345
Deferred income tax liabilities, net	(47,295,694)	(48,009,884)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	09-30-2023	31-12-2022
	ARS 000	ARS 000

Deferred income tax asset	1,812,214	1,697,681
Deferred income tax liability	(49,107,908)	(49,707,565)
Deferred income tax liability, net	(47,295,694)	(48,009,884)

7. Financial assets and liabilities

7.1. Trade and other receivables

	09-30-2023	12-31-2022
	ARS 000	ARS 000
Non-current

Trade receivables - CAMMESA	72,298,931	85,491,079
Receivables from shareholders (Note 10)	649,358	480,096
Guarantee deposits	43	87
	72,948,332	85,971,262
Current

Trade receivables - CAMMESA	75,453,025	64,496,662
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	1,577,528	1,499,290
Trade receivables - Large users	4,777,598	4,357,746
Trade receivables - Forest clients	1,179,689	1,219,614
Receivables from associates and other related parties (Note 10)	1,046	118
Other receivables	11,558,896	17,628,653
	94,547,782	89,202,083
Allowance for doubtful accounts - Exhibit E	(26,980)	(35,080)
	94,520,802	89,167,003

CVO receivables: As described in Note 1.2.a) to the issued consolidated financial statements as of December 31, 2022, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate. Due to the fact that as from June 30, 2023, the calculation and publication of the LIBO rate were suspended, as at the issuance date of these financial statements, the Company and the enforcement authorities are still in the process of defining the new applicable interest rate, in accordance with the recommendations of the local and international regulatory entities, the market good practices and the characteristics and particulars of such credit.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

During the nine-month period ended September 30, 2023 and 2022, collections of CVO receivables belonging to CPSA amounted to 18,465,368 and 18,952,511, respectively. Also, collections of CVO receivables belonging to Central Costanera S.A. amounted to 716,095 during the period between the acquisition date of such company and September 30, 2023.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

09-30-23	167,469,134	19,593,857	137,712,545	10,134,807	18,994	301	8,630
12-31-22	175,138,266	161,274,329	13,392,086	468,340	1,069	165	2,277

7.2. Trade and other payables

	09-30-2023	12-31-2022
	ARS 000	ARS 000
Current

Trade and other payables	20,602,744	14,997,260
Payables to associates and other related parties (Note 10)	1,157,235	252,612
	21,759,979	15,249,872

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2022.

For the terms and conditions of payables to related parties, refer to Note 10.

7.3. Other loans and borrowings

	09-30-2023		12-31-2022
	ARS 000		ARS 000
Non-current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.11)	74,330,912	(1)	91,907,354	(1)
Corporate bonds - CPSA Program (Note 7.3.9)	12,978,595		-
	87,309,507		91,907,354

Current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.11)	30,685,409	(1)	22,336,528	(1)
Corporate bonds - CPSA Program (Note 7.3.9)	4,989		-
Corporate bonds - Manque and Los Olivos Program (Note 7.3.8)	-		10,328,896
Bank and investment accounts overdrafts	3,804,330		4,279,639
Other financial debts (2)	1,556,542		-
	36,051,270		36,945,063

(1)	Net of debt issuance costs.
(2)

It corresponds to two promissory notes issued by subsidiary CP Manque S.A.U., one of them with a face value of 1,200,000 accruing at a 115% annual nominal rate and with maturity date on November 6, 2023, and the other with a face value of 500,000 accruing at a 113% annual nominal rate and with maturity date on October 18, 2023. Both promissory notes were paid at their maturity.

7.3.1.     Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana S.A.U., USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, CP La Castellana S.A.U., together with IDB Group and IFC amended loan agreements on June 29, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, CP Achiras, CP La Castellana and the Company have undertaken some obligations, which are described in Note 10.3.1 to the issued financial statements as at December 31, 2022. As of September 30, 2023, the Group has met such obligations.

As of February 16, 2023, CP La Castellana and CP Achiras has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

Under the subscribed trust guarantee agreement, as at September 30, 2023 and as of December 31, 2022, there are trade receivables with specific assignment for the amounts of 7,944,498,818 and 13,377,218, respectively.

As of September 30, 2023, and as of December 31, 2022, the balance of these loans amounts to 33,046,063 and 37,077,314, respectively.

7.3.2. Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo cogeneration unit project.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at September 30, 2023, the Company has complied with that requirement.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at September 30, 2023 and December 31, 2022, the balance of this loan amounts to 9,877,759 and 11,210,632, respectively.

7.3.3. Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On June 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López.

According to the terms of the agreement, this loan accrues at a variable interest rate based on the LIBO rate plus a margin. Due to the suspension of the LIBO rate on June 30, 2023, the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC amended the loan agreement on August 16, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable as from September 12, 2023.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at September 30, 2023, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed.

As mentioned in Note 12, on September 15, 2020, BCRA issued Communication “A” 7106, which established certain access restrictions to the foreign exchange market for the repayment of the financial debt in which it allows payment of up to 40% of installments higher than USD 1 million becoming due between October 15, 2020 and March 31, 2021, establishing that a refinancing plan should be submitted for the outstanding amounts, which shall fulfill certain conditions established in the regulation, such as that repayment must have an average life higher than 2 years. This way, the loan installments becoming due between December 2020 and March 2021 were under the scope of the provisions of such regulation.

On December 22, 2020, the Company signed an amendment to the loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a two basic points increase in the interest rates as from December 12, 2020.

Other changes derived from the amendment include: a limitation to make dividends payment during 2021, and a USD 25 million maximum allowed for 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier López Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

On June 15, 2021, the Company signed a new amendment, in accordance with Communication “A” 7230 issued by BCRA, as described in Note 12, which changed the amortization schedule, rescheduling 60% of installments, whose original maturity date operated in June, September and December 2021, and extending the loan’s final term up to January 2024. The schedule in force, which includes this amendment and the one dated December 22, 2020, foresees monthly amortizations until January 2022, one amortization in June 2023 for the amount of USD 34.128 million and the last amortization in January 2024 for the amount of USD 55.1 million. Moreover, the financial commitments and obligations undertaken in the first amendment are kept.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

This new amendment also implied a 125 basic-point increase in the applicable interest rate as from June 12, 2021 and the dividend payment restriction was maintained until 2021, as well as the USD 25 million limitation for 2022. During 2023, the highest dividend payment allowed is USD 20 million. As described in Note 13, as of the date of these financial statements, this limitation is no longer in effect.

On December 23, 2022 and May 3, 2023 the Company subscribed two limited consents, by means of which the creditor financial entities agreed to the acquisition by Proener S.A.U. of the companies Forestal Argentina S.A., Loma Alta Forestal S.A., Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. (see Notes 1 and 11.2). In addition, it was established that CPSA and Proener S.A.U should keep a minimum amount of “Cash and short-term investments” corresponding to the established payment in the next maturity of principal and interest.

As at September 30, 2023, and as of December 31, 2022, the balance of the loan amounts to a 19,383,066 and 32,192,493, respectively.

As of the issuance date of these financial statements, all payments established in the schedule resulting from the amendments to the agreement have been made. In addition, on October 19, 2023, the Company paid in advance the principal for an amount of USD 49,043,078, under the terms and conditions of the loan agreement, thus after such payment, the principal owed amounts to USD 6,056,922 due on January 2024.

7.3.4. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 55 installments as from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in Note 10.3.4 to the issued financial statements as at December 31, 2022. As of September 30, 2023, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at September 30, 2023, and as of December 31, 2022, there are trade receivables with specific assignment for the amounts of 2,269,825 and 2,191,382, respectively.

On November 22, 2019 the loan funds were fully disbursed. As at September 30, 2023 and December 31, 2022, the balance of the loan amounts to 21,754,507 and 23,418,920, respectively.

7.3.5. Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year, which will be increased 0.5% per annum until the sixty-first interest period. The loan is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

As of September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

On May 24, 2019 the loan funds were fully disbursed. As at September 30, 2023 and December 31, 2022, the balance of this loan amounts to 2,099,263 and 2,669,012, respectively.

7.3.6. Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. entered into an amendment agreement on July 21, 2023, whereby the interest rate changed to the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.42826% applicable as from the next interest payment. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what happens first), guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

As of September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

On July 23, 2019, the loan funds were fully disbursed. As of September 30, 2023 and December 31, 2022, the balance of this loan amounts to 6,138,317 and 7,675,511, respectively.

7.3.7. Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous holder of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it was monthly amortizable. On April 5, 2022, this loan has been paid in full.

Under the subscribed trust guarantee agreement, as at September 30, 2023, and December 31, 2022, there are trade receivables with specific assignment for the amounts of 884,757 and 1,797,391, respectively.

As of the date of these financial statements, procedures needed for the financial trust liquidation are being made.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.3.8. CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

On August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to USD 80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35.160.000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR, plus an applicable margin of 0.97% expiring on September 2, 2021. After such maturity dates, Corporate Bonds Class I and Class II were fully paid.

7.3.9. CPSA Program of Corporate Bonds

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

Within this program framework, the Company issued two types of corporate bonds. On the one hand, on September 17, 2023, the paying in and liquidation of the Class A Corporate Bond (CB) took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this CB are the following: i) face value issued: USD 37,232,818, ii) interest rate, determined by bidding: 7%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 30 months to be counted as from September 17, 2023 and vi) applicable law and deposit place: Argentina, Caja de Valores S.A. On the other hand, on October 17, 2023, the paying in and liquidation of the international bond denominated “10% Senior Notes due 2025” (Class B CB) took place. Such bond is denominated, paid-in and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: i) face value issued: USD 50,000,000, ii) interest rate, determined by bidding: 10%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 24 months to be counted as from October 17, 2023 and vi) applicable law and deposit place: New York, Euroclear.

Finally, on October 20, 2023, the Company decided to reopen the Class A CB. This procedure allows to offer in the market a security which replicates the conditions of the security already offered, incorporating the interest rate determined in the original offer (7%) and to bid the price. As a result of this process, the Company issued additional USD 10,000,000 for the Class A CB, with an issuance price of 102.9%.

7.3.10. CPSA´s Shares Buyback Program

On October 13, 2022, the Company’s Board of Directors approved the creation of a program for the acquisition of shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media. Such program ended on April 11, 2023. Under the program framework, the subsidiary CPR acquired 125,782 CPSA shares for a total amount of 57,957.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

On August 24, 2024, the Company's Board of Directors approved the creation of a new program for the acquisition of the shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension. The acquisition procedures may be conducted by the Company and/or its subsidiaries with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, considering to such end the previous 90 trading business days. The maximum price to be paid is USD 8 per American Depositary Receipt (“ADR”) in the NYSE and up to a maximum of ARS 605 per share in BYMA, which was increased to ARS 800 per share as per the decision of the Company's Board of Directors on October 17, 2023. As of September 30, 2023, CPSA acquired 1,300,086 of its own shares under the program for a total amount of 603,057.

The operations conducted through both programs have been recorded as own shares acquisitions in accordance with IAS 32. Therefore, the consideration paid for such shares was directly recorded against Equity under the “Other equity accounts” item.

7.3.11. Mitsubishi Corporation Loan

On November 29, 1996, the Company Central Costanera S.A. entered into an Agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement includes a USD 192.5 million financing in 12 years counted as from the provisional reception of the project, with an annual 7.42 % fixed rate and a semester capital and interest amortization.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed on the restructuring of such liabilities. Among the main restructuring conditions, the following stand out: accrued and accumulated interest remission as of September 30, 2014 for the amount of USD 66,061,897; the rescheduling of capital due date for the amount of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be totally paid before December 15, 2032; a minimum annual payment of USD 3,000,000 in concept for capital, in quarterly installments; an annual 0.25% fixed rate; and certain dividend payment restrictions were agreed on.

Considering the restrictions imposed by the Argentine Central Bank described on Note 12, several amendments to the loan agreement were entered into as from September 30, 2020.

On May 13, 2022, an amendment was signed to pay the June 2022 capital in two monthly and consecutive installments of USD 2,000,000 in June 2022, and USD 861,116 in July 2022, remaining the other conditions unaltered.

On August 23, 2022, a new amendment was signed to pay the September 2022 capital in two monthly and consecutive installments of USD 2,000,000 in September 2022, and USD 861,116 in October 2022, remaining the other conditions unaltered.

On November 21, 2022, a new amendment was signed to pay the December 2022 capital in two monthly and consecutive installments of USD 2,000,000 in December 2022, and USD 861,116 in January 2023, remaining the other conditions unaltered.

The loan considers certain financial restrictions, which as of September 30, 2023 have been completely fulfilled by Central Costanera S.A. Moreover, as guarantee of the obligations undertaken, Central Costanera S.A. has a pledge in favor of Mitsubishi Corporation with a first degree recording on the financed asset.

As of September 30, 2023, the liabilities balance amounts to 12,717,346.

7.4. Quantitative and qualitative information on fair values Valuation techniques

The fair value reported in connection with the financial assets is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value of quoted debt securities, mutual funds and stocks and corporate bonds is based on price quotations at the end of each reporting period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of September 30, 2023 and December 31, 2022:

09-30-2023	Measurement date	Fair value measurement using:
		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	09.30.2023	14,864,149	14,864,149	-	-
Public debt securities (1)	09.30.2023	71,688,652	71,688,652	-	-
Stocks and corporate bonds	09.30.2023	3,242,704	3,242,704	-	-
Interest rate swap	09.30.2023	3,274,613	-	3,274,613	-
Total financial assets measured at fair value		93,070,118	89,795,505	3,274,613	-

(1) Public debt securities issued by National Government.

12-31-2022	Measurement date	Fair value measurement using:
		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	12.31.2022	12,475,459	12,475,459	-	-
Public debt securities (1)	12.31.2022	70,727,305	70,727,305	-	-
Stocks and corporate bonds	12.31.2022	1,069,937	1,069,937	-	-
Interest rate swap	12.31.2022	2,765,332	-	2,765,332	-
Total financial assets measured at fair value		87,038,033	84,272,701	2,765,332	-

(1)	Public debt securities issued by National Government for 70,727,234 and T BILLs for 43.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2022.

8. Non-financial assets and liabilities

8.1. Other non-financial assets

	09-30-2023	12-31-2022
	ARS 000	ARS 000
Non-current

Tax credits	115,574	853
Income tax credits	240,947	489,486
Prepayments to vendors	4,511	9,164
	361,032	499,503
Current

Upfront payments of inventories purchases	1,741,309	512,216
Prepayment insurance	626,152	662,329
Tax credits	475,843	481,116
Other	447,385	156,189
	3,290,689	1,811,850

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

8.2. Other non-financial liabilities

	09-30-2023	12-31-2022
	ARS 000	ARS 000
Non-current

VAT payable	12,554,252	14,850,506
Tax on bank account transactions payable	492,452	532,629
	13,046,704	15,383,135

Current

VAT payable	12,463,547	11,292,116
Turnover tax payable	152,739	97,909
Income tax withholdings payable	280,074	3,666,558
Concession fees and royalties	679,230	109,122
Tax on bank account transactions payable	760,005	709,084
Dividends payable	-	1,923,316
Personal assets substitute taxpayer moratorium payable	427,992	-
Others	326,615	22,387
	15,090,202	17,820,492

8.3. Compensation and employee benefits liabilities

	09-30-2023	12-31-2022
	ARS 000	ARS 000
Non-current

Employee long-term benefits	2,281,945	1,514,443

Current

Employee long-term benefits	321,958	436,801
Vacation and statutory bonus	3,616,748	2,409,771
Contributions payable	700,269	756,481
Bonus accrual	3,514,356	2,806,574
Other	211,323	136,694
	8,364,654	6,546,321

9. Equity reserves

On April 29, 2022, the Shareholders´ Meeting of the Company approved those unappropriated earnings (loss) as of December 31, 2021 amounting to 2,902,704 were absorbed into the voluntary reserve.

On December 23, 2022, the Shareholders´ Meeting of the Company decided to partially deallocate the voluntary reserve by 8,863,980 for distribution of a cash dividend.

On April 28, 2023, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 1,934,047 and to allocate the remaining unappropriated earnings as of December 31, 2022 to create a voluntary reserve in order to be applied to future dividends payment based on the evolution of the Company´s financial situation and according to current Company´s dividends distribution policy. On September 15, 2023, such reserve was increased in 91,000,000 through the partial deallocation of the voluntary reserve as decided by the Company’s Shareholders’ Meeting on such date.

On November 2, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 29.72 ARS per share.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

10. Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties during the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	09-30-2023	149	-	-	-
	09-30-2022	1,106	-	238	-
	12-31-2022	1,361	-	102	-

Distribuidora de Gas Cuyana S.A.	09-30-2023	16,994	2,406,748	-	359,464
	09-30-2022	28,313	2,070,181	-	224,467
	12-31-2022	35,234	2,658,934	-	239,448

Distribuidora de Gas del Centro S.A.	09-30-2023	17,006	-	-	17,315
	09-30-2022	28,313	-	-	23,161
	12-31-2022	35,234	-	-	13,164

Energía Sudamericana S.A.	09-30-2023	28,442	-	1,046	-
	09-30-2022	-	-	-	-
	12-31-2022	-	-	-	-

Related companies:

RMPE Asociados S.A.	09-30-2023	393	1,702,504	-	780,456
	09-30-2022	829	2,173,193	701,906	-
	12-31-2022	1,022	2,802,366	16	-
Total	09-30-2023	62,984	4,109,252	1,046	1,157,235
	09-30-2022	58,561	4,243,374	702,144	247,628
	12-31-2022	72,851	5,461,300	118	252,612

Balances and transactions with shareholders

As at September 30, 2023 and as of December 31, 2022, there is a balance of 649,358 and 480,096 shareholders, respectively, corresponding to the personal property tax entered by the Company under the substitute decision maker scheme.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the nine-month periods ended September 30, 2023 and 2022, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

11. Contracts, acquisition and agreements

11.1. Shares purchase agreements with Enel Group

On February 17, 2023, Proener S.A.U. acquired 531,273,928 shares from Enel Argentina S.A., which represent 75.68% of the capital stock and votes from Enel Generación Costanera S.A. (currently, Central Costanera S.A.). The total purchase price amounted to USD 48,000,000. Pursuant to the CNV applicable regulations, on March 17, 2023, a mandatory public acquisition offering ("OPA") at an equitable price with respect to the remaining outstanding shares was announced. Such was approved by CNV on May 23, 2023. The offering reception period was opened from May 30, 2023 to June 12, 2023, and offerings from a total of 17 shareholders, owners of 65,100 shares, representing approximately 0.0093% of the issued and outstanding shares of Central Costanera S.A. were accepted, which were acquired at a $94.189 price per share by Proener S.A.U.

On the same date, Proener S.A.U. entered into a shares purchase agreement with Enel Argentina S.A. and Enel Américas S.A., by virtue of which, subject to the exercise of the preemptive right of the remaining shareholders, Enel Américas S.A. agreed to sell to Proener S.A.U. its interest in Inversora Dock Sud S.A. and Enel Argentina S.A. agreed to sell to Proener S.A.U. its interest in Central Dock Sud S.A. The total purchase price for both holdings amounted to USD 54,000,000. On March 17, 2023, Proener S.A.U. was informed by Enel Argentina S.A. and Enel Américas S.A. that the remaining shareholders have decided to exercise their preemptive right. This way, once the stocks purchase was accomplished by the remaining shareholders during April 2023, Proener S.A.U. terminated the shares purchase agreement on April 25, 2023.

11.2. Forest companies’ acquisition

On May 3, 2023, Proener S.A.U. acquired 100% of capital stock and votes of companies Empresas Verdes Argentina S.A., Las Misiones S.A. y Estancia Celina S.A. The purchase price amounted to USD 29,881,340. Such companies own forest assets that are made of approximately 88,063 hectares in Corrientes province, from which 26,000 are planted with pine tree (over a total 36,000 hectares plantable area).

11.3. Acquisition of solar farm

On October 18, 2023, Proener S.A.U. directly acquired 100% of the share capital and votes of Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A., owner and operating companies, respectively, of a solar farm located in the province of San Juan, with an approximate power of 105 MW.

12. Measures in the Argentine economy

Foreign exchange market

As from December 2019, the BCRA issued a series of communications whereby it extended indefinitely the regulations on Foreign Market and Foreign Exchange Market issued by BCRA that included regulations on exports, imports and previous authorization from BCRA to access the foreign exchange market to transfer profits and dividends abroad, as well as other restrictions on the operation in the foreign exchange market.

Particularly, as from September 16, 2020, Communication “A” 7106 established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. On February 25, 2021, through Communication “A” 7230, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due between April 1 and December 31, 2021. The effects of these regulations for the Company are described in Note 7.3.3. and 7.3.11. Moreover, on March 3, 2022 and October 13, 2022, through Communications “A” 7466 and "A" 7621, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due until December 31, 2022 and December 31, 2023, respectively. These updates had no effect on the Company, except for the loan described in Note 7.3.11.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

As of the date of issuance of these financial statements, restrictions imposed by BCRA have been increased, due to additional restrictions established both for imports payment and foreign exchange market operation.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2022 the applicable scale was the following: 25% up to an accumulated taxable net income of 7.6 million Ps.; 30% for the excess of such amount up to 76 million Ps.; and 35% for the excess of such amount. For fiscal year 2023 the applicable scale is the following: 25% up to an accumulated taxable net income of 14.3 million Ps.; 30% for the excess of such amount up to 143 million Ps.; and 35% for the excess of such amount.

13. Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

Within the framework of the amendments to the loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC described in Note 7.3.3, there was a restriction for the payment of dividends until 80% of the loan’s principal and interest are paid. Thus, during 2021 no dividends could be paid while during 2022 and 2023 dividends can be paid up to USD 25 million and USD 20 million, respectively. Due to the advanced partial payment of the balance of such loan on October 19, 2023 as described in Note 7.3.3, through which more than 80% of the loan was paid, this limitation is no longer applicable as from that date.

The profits that are distributed to human persons of Argentina and abroad and foreign legal entities are subject to a withholding of 7% as dividend tax, to the extent that such profits correspond to fiscal years closed after December 31, 2017.

14. Subsequent events

There are no other events or transactions that occurred between the end of the period and the date of issuance of these financial statements that may significantly affect these financial statements.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

	09-30-2023
	Cost					At
	At the beginning	Additions		Transfers	Disposals	the end
	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000

Lands and buildings	82,661,371	6,190,486		(287)	-	88,851,570
Electric power facilities	515,805,915	7,172,016		-	(306,489)	522,671,442
Wind turbines	138,623,886	-		(1,444)	-	138,622,442
Gas turbines	15,255,028	-		-	-	15,255,028
Construction in progress	45,387,785	2,930,628		(13,640)	-	48,304,773
Other	24,238,100	5,071,928		15,371	(5,131)	29,320,268
Total 09-30-2023	821,972,085	21,365,058	(2)	-	(311,620)	843,025,523

	09-30-2023					12-31-2022
	Depreciation and impairment
	At the beginning	Charges	Disposals	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	12,345,038	1,637,341	-	13,982,379	74,869,191	70,316,317
Electric power facilities	278,725,432	31,779,702	(218,129)	310,287,005	212,384,437	237,080,482
Wind turbines	23,021,649	5,233,995	-	28,255,644	110,366,798	115,602,242
Gas turbines	-	-	-	-	15,255,028	15,255,026
Impairment of gas turbines	8,886,782	-	-	8,886,782	(8,886,782)	(8,886,781)
Impairment of wind turbines, electric power facilities, lands and buildings, construction in progress and others (1)	77,941,420	(10,497,417)	-	67,444,003	(67,444,003)	(77,941,417)
Construction in progress	-	-	-	-	48,304,773	45,387,779
Other	18,986,261	1,172,491	(5,063)	20,153,689	9,166,579	5,251,864
Total 09-30-2023	419,906,582	29,326,112	(223,192)	449,009,502	394,016,021
						402,065,512

(1)	See Note 2.3.8. to the issued financial statements as at December 31, 2022.
(2)	Includes 17,226,650 that were added to the Company’s equity through the business combinations described in Note 2.3.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT B

CENTRAL PUERTO S.A.

INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

	09-30-2023						12-31-2022
	Cost	Amortization and impairment
	At the beginning and at the end of the period	At the beginning	%	Charges	At the end	Net book value	Net book value
	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000

Concession right	98,883,745	94,760,922	3.3	2,650,386	97,411,308	1,472,437	4,122,823
Transmission lines and electrical substations for wind farms	8,078,778	1,839,008	5	304,073	2,143,081	5,935,697	6,239,770
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	49,558,524	38,527,142	-	-	38,527,142	11,031,382	11,031,382
BL contracts impairment	-	5,530,618	-	-	5,530,618	(5,530,618)	(5,530,618)
Transmission lines and electrical substations for wind farms impairment (1)	-	68,046	5	(2,937)	65,109	(65,109)	(68,046)
Total 09-30-2023	156,521,047	140,725,736		2,951,522	143,677,258	12,843,789
							15,795,311

(1)	See Note 2.3.8. to the issued financial statements as at December 31, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

	09-30-2023							12-31-2022
Item	At beginning	Increases		Decreases		Recoveries	At end	At end
	ARS 000	ARS 000		ARS 000		ARS 000	ARS 000	ARS 000

ASSETS

Non-current

Inventories	2,199,152	-		-		-	2,199,152	2,199,152

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	35,080	18,440	(2)	(17,509	)(1)	(9,031)	26,980	35,080
Total 09-30-2023	2,234,232	18,440		(17,509)		(9,031)	2,226,132
Total 12-31-2022	1,217,201	1,044,581		(22,343	)(1)	(5,207)		2,234,232

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	93,685	338,598	(3)	(57,049	)(1)	(21,713)	353,521	93,685
Total 09-30-2023	93,685	338,598		(57,049)		(21,713)	353,521
Total 12-31-2022	354,909	23,047		(135,835	)(1)	(148,436)		93,685

(1)	Income (loss) for exposure to change in purchasing power of currency for the period.
(2)	Includes 16,137 that were added to the Company’s equity through the business combinations described in Note 2.3.
(3)	Includes 283,622 that were added to the Company’s equity through the business combinations described in Note 2.3.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE NINE-MONTH AND THREE-MONTH PERIODS ENDED

AS OF SEPTEMBER 30, 2023 AND 2022

	9 months		3 months
	01-01-2023 to 09-30-2023	01-01-2022 to 09-30-2022	07-01-2023 to 09-30-2023	07-01-2022 to 09-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Inventories and biological assets at beginning of each period	48,259,432	7,237,365	52,600,600	9,861,004

Acquisition of biological assets (1)	683,157	-	-	-

Purchases and operating and forest production for each period:
– Inventory variation	(1,050,127)	3,325,913	838,863	702,274
– Purchases	15,958,314	17,941,591	6,261,001	6,211,647
– Operating expenses (Exhibit H)	86,353,363	64,822,297	30,727,275	20,177,853
– Expenses related to forest production and forestry (Exhibit H)	3,090,833	-	1,222,636	-
– Forest production and biological assets revaluation	21,715,758	-	4,795,059	-
– Loss for exposure to change in purchasing power of currency of biological assets	(15,084,880)	-	(4,338,431)	-
	110,983,261	86,089,801	39,506,403	27,091,774

Inventories and biological assets at the end of each period	(53,396,002)	(10,563,278)	(53,396,001)	(10,563,278)
Total sales costs	106,529,848	82,763,888	38,711,002	26,389,500

(1)	Biological assets that were added to the Company’s equity through the business combination described in Note 2.3.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

	09-30-2023					12-31-2022
Account	Currency and amount (in thousands)		Effective exchange rate (1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000

NON-CURRENT ASSETS

Trade and other receivables	USD	206,562	350.01	(2)	72,298,690	USD	237,581	85,490,589
Other financial assets	USD	6,634	348.95		2,314,934	USD	5,306	1,907,377
					74,613,624			87,397,966
CURRENT ASSETS

Cash and cash equivalents	USD	57,798	348.95		20,168,612	USD	50,869	18,287,189
	EUR	2	368.32		737	EUR	2	770
Other financial assets	USD	55,449	348.95		19,348,929	USD	8,983	3,229,351
Trade and other receivables	USD	106,009	350.01	(2)	37,104,380	USD	92,185	33,171,634
	USD	25,633	348.95		8,944,635	USD	29,201	10,497,636
					85,567,293			65,186,580
					160,180,917			152,584,546

NON-CURRENT LIABILITIES

Other loans and borrowings	USD	263,161	349.95		92,093,192	USD	305,131	109,817,274
					92,093,192			109,817,274
CURRENT LIABILITIES

Other loans and borrowings	USD	89,941	349.95		31,474,853	USD	64,439	23,191,728
Trade and other payables	USD	18,485	349.95		6,468,826	USD	9,966	3,586,785
	EUR	1,414	370.25		523,529	EUR	144	55,558
					38,467,208			26,834,071
					130,560,400			136,651,345

USD: US dollar.

EUR: Euro.

(1)	At the exchange rate prevailing as of September 30, 2023 as per the Argentine National Bank.
(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of September 30, 2023 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H

1 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2023 AND 2022

	9 months
	01-01-2023 to 09-30-2023				01-01-2022 to 09-30-2022
Accounts	Operating expenses	Forestry and forest production expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	18,930,490	304,100	5,855,695	25,090,285	12,575,387	4,579,148	17,154,535
Other long-term employee benefits	1,397,103	-	166,648	1,563,751	479,420	85,045	564,465
Depreciation of property, plant and equipment	28,627,422	25,964	672,726	29,326,112	23,680,719	-	23,680,719
Amortization of intangible assets	2,951,522	-	-	2,951,522	6,914,280	-	6,914,280
Purchase of energy and power	603,888	-	-	603,888	483,368	-	483,368
Fees and compensation for services	4,462,673	295,091	4,658,694	9,416,458	4,616,153	3,545,388	8,161,541
Maintenance expenses	10,255,278	-	56,584	10,311,862	8,427,786	83,978	8,511,764
Consumption of materials and spare parts	12,386,159	56,107	-	12,442,266	3,648,922	-	3,648,922
Insurance	4,396,814	51,943	21,584	4,470,341	2,809,810	147,971	2,957,781
Levies and royalties	1,881,487	-	-	1,881,487	870,386	-	870,386
Taxes and assessments	210,321	9,245	876,284	1,095,850	205,447	651,817	857,264
Tax on bank account transactions	23,313	-	1,712,697	1,736,010	29,990	1,574,956	1,604,946
Forestry and forest production services	-	2,302,494	-	2,302,494	-	-	-
Others	226,893	45,889	285,374	558,156	80,629	268,478	349,107
Total 09-30-2023	86,353,363	3,090,833	14,306,286	103,750,482
Total 09-30-2022					64,822,297	10,936,781	75,759,078

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H

2 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2023 AND 2022

	3 months
	07-01-2023 to 09-30-2023				07-01-2022 to 09-30-2022
Accounts	Operating expenses	Forestry and forest production expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	7,146,265	93,911	1,974,809	9,214,985	4,056,058	1,541,568	5,597,626
Other long-term employee benefits	667,561	-	43,253	710,814	132,059	12,667	144,726
Depreciation of property, plant and equipment	9,806,776	9,309	258,535	10,074,620	7,824,502	-	7,824,502
Amortization of intangible assets	983,833	-	-	983,833	1,634,837	-	1,634,837
Purchase of energy and power	305,411	-	-	305,411	167,346	-	167,346
Fees and compensation for services	1,729,047	90,938	1,649,096	3,469,081	1,503,827	1,279,653	2,783,480
Maintenance expenses	3,210,244	-	20,968	3,231,212	2,437,622	17,159	2,454,781
Consumption of materials and spare parts	4,508,095	32,269	-	4,540,364	1,293,881	-	1,293,881
Insurance	1,005,163	13,822	11,147	1,030,132	787,831	42,760	830,591
Levies and royalties	1,226,318	-	-	1,226,318	230,143	-	230,143
Taxes and assessments	85,418	7,482	218,514	311,414	63,574	204,141	267,715
Tax on bank account transactions	7,622	-	752,098	759,720	10,356	496,292	506,648
Forestry and forest production services	-	958,469	-	958,469	-	-	-
Others	45,522	16,436	123,922	185,880	35,817	104,685	140,502
Total 09-30-2023	30,727,275	1,222,636	5,052,342	37,002,253
Total 09-30-2022					20,177,853	3,698,925	23,876,778

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the three and nine-month periods ended September 30, 2023

	9 months		3 months
	Unaudited		Unaudited
	01-01-2023 to 09-30-2023	01-01-2022 to 09-30-2022	07-01-2023 to 09-30-2023	07-01-2022 to 09-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	105,042,732	132,020,034	37,871,646	38,298,596
Cost of sales	(71,746,659)	(70,569,641)	(24,764,703)	(22,322,716)
Gross income	33,296,073	61,450,393	13,106,943	15,975,880

Administrative and selling expenses	(10,901,088)	(10,149,460)	(3,864,568)	(3,483,625)
Other operating income	67,449,503	49,274,420	29,200,132	20,268,248
Other operating expenses	(1,019,070)	(154,193)	(549,727)	257,874
Operating income	88,825,418	100,421,160	37,892,780	33,018,377

Loss on net monetary position	(63,602,782)	(53,999,419)	(26,999,559)	(22,609,437)
Finance income	32,456,249	12,455,490	11,173,886	9,263,492
Finance expenses	(32,696,154)	(23,361,528)	(11,667,440)	(9,217,904)
Share of the (loss) profit of associates and subsidiaries	(4,714,799)	10,454,966	(2,219,334)	5,411,969
Income before income tax	20,267,932	45,970,669	8,180,333	15,866,497

Income tax for the period	(9,186,996)	(12,141,446)	(3,690,491)	(5,081,240)
Net income for the period	11,080,936	33,829,223	4,489,842	10,785,257
Total comprehensive income for the period	11,080,936	33,829,223	4,489,842	10,785,257

Basic and diluted earnings per share (ARS)	7.36	22.48	2.98	7.17

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

as at September 30, 2023

		09-30-2023	12-31-2022
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment		228,676,372	241,097,264
Intangible assets		6,973,199	9,623,585
Investment in associates		25,232,023	24,699,008
Investment in subsidiaries	Exhibit C	197,734,046	150,980,707
Inventories		7,754,546	4,445,195
Other non-financial assets		245,412	498,557
Trade and other receivables		69,397,101	85,971,262
Other financial assets		408,562	461,967
		536,421,261	517,777,545
Current assets
Inventories		7,953,341	12,318,253
Other non-financial assets		1,282,513	791,327
Trade and other receivables		64,649,704	63,198,862
Other financial assets		43,093,607	64,499,222
Cash and cash equivalents		746,688	531,676
		117,725,853	141,339,340
Total assets		654,147,114	659,116,885

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		160,560,015	160,560,015
Legal reserve		26,917,468	24,983,421
Voluntary reserve		225,917,236	316,917,236
Other equity accounts		(12,405,059)	(11,802,002)
Voluntary reserve for future dividends distribution		127,436,747	-
Retained earnings		11,132,760	38,370,794
Total equity		541,073,189	530,543,486

Non-current liabilities
Other non-financial liabilities		12,363,028	15,383,135
Other loans and borrowings		21,619,397	29,744,042
Compensation and employee benefits liabilities		1,424,908	1,514,443
Deferred income tax liabilities		19,803,541	23,069,423
		55,210,874	69,711,043
Current liabilities
Trade and other payables		17,365,901	13,850,138
Other non-financial liabilities		11,807,099	13,080,276
Other loans and borrowings		20,844,025	17,797,142
Compensation and employee benefits liabilities		4,756,597	5,714,664
Income tax payable		3,019,531	8,370,561
Provisions		69,898	49,575
		57,863,051	58,862,356
Total liabilities		113,073,925	128,573,399
Total equity and liabilities		654,147,114	659,116,885

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS

for the nine-month period ended September 30, 2023

	09-30-2023	09-30-2022
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax	20,267,932	45,970,669

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	15,313,632	16,659,753
Amortization of intangible assets	2,650,386	6,611,504
Income from sale of property, plant and equipment and inventories	(124,860)	(16,175)
Interest earned from customers	(15,162,788)	(9,660,721)
Finance income	(32,456,249)	(12,455,490)
Finance expenses	32,696,154	23,361,528
Insurance recovery	-	(2,418,772)
Share of the (loss) profit of associates and subsidiaries	4,714,799	(10,454,966)
Movements in provisions and long-term employee benefit plan expense	1,165,965	526,092
Foreign exchange difference for trade receivables	(51,954,288)	(36,813,494)
Loss on net monetary position	53,308,578	40,452,841

Working capital adjustments:
Decrease in trade and other receivables	15,427,742	8,370,107
Decrease in other non-financial assets and inventories	3,224,551	3,116,008
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(3,806,006)	(10,634,017)

Interest received	12,548,857	8,132,687
Income tax paid	(13,947,464)	(6,604,315)
Tax interests paid	(582,603)	-
Insurance recovery collected	76,979	2,265,873
Net cash flows provided by operating activities	43,361,317	66,409,112

Investing activities
Purchase of property, plant and equipment and inventories	(3,818,316)	(2,011,542)
Sale of property, plant and equipment	119,097	108,349
Loans collected to subsidiaries	-	1,151,607
Interests collected from granted loans	70,506	4,006
Dividends received	2,348,685	297,660
Acquisition of associates	-	(8,459)
Acquisition of other financial assets, net	(15,207,573)	(51,560,165)
Acquisition of owned shares	(603,057)	-
Capital contributions to subsidiaries and associates	(14,401,749)	(2,553,018)
Net cash flows used in investing activities	(31,492,407)	(54,571,562)

Financing activities
Bank and investment accounts overdrafts (cancelled) received, net	(3,919,047)	1,618,629
Dividends paid	(1,361,431)	-
Loans received	13,031,486	-
Loans paid	(12,437,117)	(8,529,868)
Interest and other financial costs paid	(6,198,613)	(4,616,477)
Net cash flows (used in) provided by financing activities	(10,884,722)	(11,527,716)

Increase in cash and cash equivalents	984,188	309,834
Exchange difference and other financial results	527,021	199,488
Monetary results effect on cash and cash equivalents	(1,296,197)	(216,980)
Cash and cash equivalents as of January 1	531,676	49,463
Cash and cash equivalents as of September 30	746,688	341,805

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

1. Basis of presentation of the separate financial statements

1.1. Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2. Basis for presentation

These separate condensed financial statements for the nine-month period ended September 30, 2023 were prepared by applying IFRS.

When preparing these separate interim condensed financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached condensed consolidated financial statements for the nine-month period ended September 30, 2023.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

	09-30-2023								12-31-2022
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value
				ARS 000		ARS 000	ARS 000	ARS 000	ARS 000
INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	643,498	286,499	643,498	515,926
CP Renovables S.A.	1 vote	1	9,712,005,836	9.712.006	Unlisted	61,726,817	9,630,670	61,726,817	53,609,621
Proener S.A.U.	1 vote	1	45,103,803,634	45.103.804	Unlisted	100,663,690	(18,171,972)	100,663,690	64,614,589
Vientos La Genoveva S.A.U.	1 vote	1	1,615,451,861	1.615.452	Unlisted	19,333,899	1,508,623	19,333,899	17,825,277
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	498.294	Unlisted	15,366,142	950,847	15,366,142	14,415,294
							(5,795,333)	197,734,046	150,980,707

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Direct and indirect equity interest %
		ARS 000	ARS 000	ARS 000
INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	09/30/2023	500	522,989	1,145,218	56.19%
CP Renovables S.A.	09/30/2023	10,101,498	9,331,889	64,781,817	100.00%
Proener S.A.U.	09/30/2023	45,103,804	(18,120,148)	100,708,009	100.00%
Vientos La Genoveva S.A.U.	09/30/2023	1,615,452	1,592,124	17,476,345	100.00%
Vientos La Genoveva II S.A.U.	09/30/2023	498,294	1,365,969	13,987,234	100.00%

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of

CENTRAL PUERTO S.A.

I. Report on financial statements

Introduction

1. We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the consolidated statement of financial position as of September 30, 2023, the consolidated statements of income and comprehensive income for the three and nine-month periods then ended, the statements of changes in equity and cash flows for the nine-month period then ended, and selected explanatory notes.

Responsibility of the Company’s management on financial statements

2. The Company’s management is responsible for the preparation and presentation of the Company’s consolidated financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its acronym in Spanish) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The management is also responsible for the internal control it deems necessary for interim consolidated financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

a.

On the basis of our review, nothing came to our attention that would lead us to believe that the financial statements referred to in paragraph 1 above are not prepared, in all material respects, in accordance with the relevant rules of the General Companies Law and the CNV.

b.

The financial statements referred to in paragraph 1 are transcribed in the book Inventories and Balance Sheets and arise from accounting records kept, in their formal aspects, in accordance with the legal regulations in force and in accordance with the conditions established in Resolution No. 3070/EMI of the CNV dated September 11, 1999.

c.

The information included in points 2, 3 and 5 in the “Analysis of financial conditions and results of operations for the periods ended September 30 2023, 2022, 2021, 2020 and 2019”, which is presented together with the financial statements to comply with CNV regulations, arise from the accompanying condensed consolidated financial statements at September 30, 2023 and from the condensed consolidated financial statements at September 30 2022, 2021, 2020 y 2019, which are not included in the accompanying condensed interim consolidated financial statements and on which we have issued our limited review reports dated November 9, 2022, November 9, 2021, November 11, 2020 and November 11, 2019 respectively, to which we refer and which should be read together with this report, restated in purchasing power currency as of the end of the current period.

d.

At September 30, 2023, the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to $182.083.162, none of which was claimable at that date.

City of Buenos Aires

November 10, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 – F° 13 PABLO DECUNDO Partner Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 286 – F° 106

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED SEPARATE FINANCIAL STATEMENTS

To the board of directors of

CENTRAL PUERTO S.A.

I. Report on financial statements

Introduction

1. We have reviewed the accompanying interim condensed separate financial statements of Central Puerto S.A. (“the Company”), which comprise the separate statement of financial position as of September 30, 2023, the separate statements of income and comprehensive income for the three and nine- month periods then ended, and cash flows for the nine-month period then ended, and selected explanatory notes.

Responsibility of the Company’s management on financial statements

2. The Company’s management is responsible for the preparation and presentation of the Company’s separate financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its acronym in Spanish) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The management is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

e.

On the basis of our review, nothing came to our attention that would lead us to believe that the financial statements referred to in paragraph 1 above are not prepared, in all material respects, in accordance with the relevant rules of the General Companies Law and the CNV.

f.

The financial statements referred to in paragraph 1 are transcribed in the book Inventories and Balance Sheets and arise from accounting records kept, in their formal aspects, in accordance with the legal regulations in force and in accordance with the conditions established in Resolution No. 3070/EMI of the CNV dated September 11, 1999.

g.

At September 30, 2023, the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to $182.083.162, none of which was claimable at that date.

City of Buenos Aires

November 10, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 – F° 13 PABLO DECUNDO Partner Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 286 – F° 106